Exhibit 4.21

SUBORDINATION AGREEMENT

Borrower:	BARKBOX, INC.	Bank:	WESTERN ALLIANCE BANK, an
	BARKRETAIL, LLC		Arizona corporation
	BARKPARK, LLC		55 Almaden Boulevard, Suite 100
	c/o BARKBOX, INC.		San Jose, CA 95113
221 Canal Street, 4th Floor
New York, NY 10013

Subordinated	Each of the holders of
Credit	Subordinated Notes and
Parties:	Collateral Agent

This SUBORDINATION AGREEMENT, dated as of November 27, 2020 (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among U.S. Bank National Association, in its capacity as collateral agent pursuant to the Indenture (as defined below) (in such capacity and together with any successors in such capacity, the “Collateral Agent”) for its own benefit and the benefit of the Subordinated Credit Parties, and WESTERN ALLIANCE BANK, an Arizona corporation (“Bank”).

R E C I T A L S

A. BARKBOX, INC., a Delaware corporation (“Parent”), BARKRETAIL, LLC, a Delaware limited liability company (“BarkRetail”), and BARKPARK, LLC, a Delaware limited liability company (“BarkPark”, and together with Parent, BarkRetail and any other co-borrower pursuant to the Senior Loan Agreement (as defined below), from time to time, individually or collectively, as the context may require, “Borrower”) have requested and/or obtained certain credit accommodations from Bank which are or may be from time to time secured by assets and property of Borrower.

B. Subordinated Credit Parties have extended loans or other credit accommodations to Borrower, and/or may extend loans or other credit accommodations to Borrower from time to time.

C. In order to induce Bank to extend credit to Borrower and, at any time or from time to time, at Bank’s option, to make such further loans, extensions of credit, or other accommodations to or for the account of Borrower, or to extend credit upon any instrument or writing in respect of which Borrower may be liable in any capacity, or to grant such renewals or extension of any such loan, extension of credit, or other accommodation as Bank may deem advisable, Subordinated Credit Parties are willing to subordinate: (i) all Subordinated Debt (as defined below) to all Senior Debt (as defined below), and all security interests securing the Subordinated Debt to all security interests securing the Senior Debt.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. The following defined terms shall have the meanings set forth below:

“Blockage Notice” – a notice that is duly given to Collateral Agent by Bank with reference to this Agreement, following an “Event of Default” as defined in the Senior Debt Documents stating that an Event of Default pursuant to the Senior Debt Documents has occurred and that a Blockage Period is initiated.

“Blockage Period” – a period commencing on the date of delivery of a Blockage Notice, and ending the earliest of (i) 120 days following the date of delivery of such Blockage Notice, provided that if, prior to the expiration of such 120 day period, Bank has commenced and is diligently pursuing a judicial proceeding or non-judicial actions to collect or enforce the Senior Debt or foreclose on any Collateral and Bank duly notifies the Collateral Agent of the commencement of such collection or enforcement actions, or a case or proceeding by or against Borrower is commenced under the United States Bankruptcy Code or any other applicable insolvency law, then such period shall be extended during the continuation of such proceedings and actions until the Termination Date, (ii) the date on which all Events of Default under the Blockage Notice have been cured or waived in accordance with the terms of the Senior Debt Documents, or (iii) the date Bank provides written consent to the termination of the Blockage Period.

“Collateral” – all property of Borrower or any other credit party pursuant to the Senior Debt Documents or the Subordinated Note Documents subject to a security interest in favor of Bank to secure the Senior Debt or the Subordinated Debt, respectively.

“Collateral Agent” — U.S. Bank National Association, as collateral agent pursuant to the Indenture.

“DIP Financing” — the obtaining of credit or incurring debt secured by a security interest in the Collateral pursuant to section 364 of the Bankruptcy Code (or similar applicable bankruptcy law) in a maximum principal amount not to exceed $90,000,00 minus the principal amount of the then-outstanding principal amount of Senior Debt minus the principal amount of any other Senior Indebtedness (as such term is defined in the Indenture).

“Indenture” – the Indenture dated as of [the date hereof], by and among Parent and U.S. Bank National Association, as trustee and as Collateral Agent.

“Insolvency Event” –insolvency proceedings, reorganization or any other case or proceeding under applicable bankruptcy or insolvency law or other law relating to the relief of debtors has commenced against Borrower.

“Senior Debt” — all obligations of Borrower to Bank now existing or hereafter arising, together with all costs of collecting such obligations (including attorneys’ fees), including, without limitation, all interest accruing after an Insolvency Event, and any claims of Bank against Borrower and the estate of Borrower arising from the granting of credit under Section 364 of the United States Bankruptcy Code, or the use of cash collateral under Section 363 of the United States Bankruptcy Code.

“Senior Debt Documents” – the Senior Loan Agreement, and any other Loan Documents (as defined in the Senior Loan Agreement), as amended, restated, supplemented or otherwise modified from time to time, collectively.

“Senior Loan Agreement” — Loan and Security Agreement, dated as of October 12, 2017, by and among Borrower and Bank, as amended, restated, supplemented or otherwise modified from time to time.

“Subordinated Credit Parties” – each of the lenders party to the Subordinated Note Purchase Agreement and Collateral Agent, collectively.

“Subordinated Debt” – all obligations of Borrower to Subordinated Credit Parties pursuant to the Subordinated Note Documents now existing or hereafter arising, together with all costs of collecting such obligations (including attorneys’ fees), including, without limitation, all interest accruing after an Insolvency Event.

“Subordinated Note Documents” – the Subordinated Notes, the Subordinated Note Purchase Agreement, the Indenture, the Security Agreement, dated as of the date hereof in favor of Collateral Agent, and any other documents and agreements entered into in connection therewith from time to time, in each case, as amended, restated, supplemented or otherwise modified from time to time, collectively.

“Subordinated Note Purchase Agreement” – the Note Purchase Agreement, dated as of the date hereof, by and among Parent and the lenders party thereto, as amended, restated, supplemented or otherwise modified from time to time.

“Subordinated Notes” — the 5.50% Convertible Secured Notes due 2025 issued by Parent, issued pursuant to the Indenture, as amended, restated, supplemented or otherwise modified from time to time.

“Termination Date” – the date that each of the following conditions has been met: (i) the Senior Debt shall have been paid in full in cash, and (ii) all commitments to extend credit under the Senior Loan Agreement shall have been terminated.

2. Each Subordinated Credit Party subordinates to Bank any security interest in any Collateral of Borrower securing the Subordinated Debt to Bank’s security interest in the Collateral securing the Senior Debt. Notwithstanding the respective dates of attachment or perfection of the security interest securing the Subordinated Debt and the security interest of Bank, the security interest of Bank in the Collateral shall at all times be prior to the security interest securing the Subordinated Debt.

3. All Subordinated Debt is subordinated in right of payment to all Senior Debt and except as set forth below in Section 4(a), no cash payments shall be made in respect of the Subordinated Debt (including by way of redemption) prior to the Termination Date. During a Blockage Period, except as otherwise provided herein, no Subordinated Credit Party will demand or receive from Borrower (and Borrower will not pay to any Subordinated Credit Party) all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, nor will any Subordinated Credit Party exercise any remedy with respect to the Collateral or any other collateral securing the Subordinated Debt, nor will any Subordinated Credit Party accelerate the Subordinated Debt, or commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against Borrower, or to commence or join in any involuntary bankruptcy petition or similar judicial proceeding against Borrower. Notwithstanding the foregoing or anything to the contrary in this Agreement, Subordinated Credit Parties shall be permitted to receive and retain equity securities of Parent upon conversion of the Subordinated Notes in accordance with their respective terms.

4. Notwithstanding anything to the contrary contained herein, the Subordinated Creditors may take any of the following actions:

(a) receive PIK Interest (as defined in the Subordinated Note Documents) and other interest, fees, premiums or other amounts that are paid in kind and capitalized as principal; (b) giving notices of default under any Subordinated Note Documents, provided that a copy of such notice is concurrently given to Bank;

(c) imposing (but not collecting) a default rate of interest with respect to any Subordinated Debt pursuant to and in accordance with the Subordinated Note Documents, provided that notice of the default under the Subordinated Note Documents has been given to Bank;

(d) initiating a legal action or proceeding solely as necessary to prevent the running of any statute of limitations or similar restriction or claim with respect to any Subordinated Debt, but not to take any action to collect such Subordinated Debt in furtherance or otherwise in connection with such legal action or proceeding;

(e) take any action in order to create, perfect, preserve or protect (but not enforce) its security interest in or lien on any Collateral or other collateral securing the Subordinated Debt; provided that such action shall not be inconsistent with the terms of this Agreement and shall not be adverse to the priority status of Bank’s security interest in the Collateral securing the Senior Debt, or the rights of Bank to exercise remedies in respect thereof;

(f) file a claim or statement of interest with respect to the Subordinated Debt; provided that an Insolvency Event has occurred;

(g) file any proof of claim in respect of the Subordinated Debt or any necessary or appropriate responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims or security interest of the Subordinated Credit Parties;

(h) file any pleadings, objections, motions or arguments which assert rights or interests available to unsecured creditors of Borrower arising under applicable bankruptcy or non-bankruptcy law (other than initiating or joining in an involuntary case or proceeding under the Bankruptcy Code with respect to a Borrower), in each case not inconsistent with the terms of this Agreement, provided that any judgement lien obtained by any Subordinated Credit Party as a result of such exercise of rights will be subject to the subordination terms in this Agreement in all respects;

(i) vote on any plan of reorganization, make other filings and make any arguments and motions that are, in each case, in accordance with the terms of this Agreement, with respect to the Subordinated Debt; and

(j) exercise any of its rights or remedies with respect to the Subordinated Debt or any collateral securing the Subordinated Debt after the Termination Date or expiration of the Blockage Period.

5. Each Subordinated Credit Party shall promptly deliver to Bank in the form received (except for endorsement or assignment by such Subordinated Credit Party where required by Bank) for application to the Senior Debt any payment, distribution, security or proceeds received by Subordinated Credit Party with respect to the Subordinated Debt other than in accordance with this Agreement.

6. In the event of an Insolvency Event:

(a) Each Subordinated Credit Party shall file claims or proofs of claim on or before twenty (20) days prior to the last date such claims or proofs of claim may be filed pursuant to applicable law or the order of any court exercising jurisdiction over such proceeding.

(b) Each Subordinated Credit Party shall not vote in favor of any plan of reorganization or arrangement except if (i) such plan provides for the payment or satisfaction of the Senior Debt in full or (ii) such plan has been approved by Bank.

(c) No Subordinated Credit Party shall assert, without the prior written consent of Bank, any claim, motion, objection or argument in respect of the Collateral or any DIP Financing provided by Bank or to which Bank has consented in connection with any Insolvency Event which could otherwise be asserted or raised in connection with such Insolvency Event, including, without limitation, any claim, motion, objection or argument seeking adequate protection or relief from the automatic stay in respect of the Collateral so long as such DIP Financing shall not have any provision that purports to govern or control the provisions or content of a plan of reorganization (other than any provision (i) establishing plan-related milestones or (ii) requiring that the DIP Financing be satisfied or paid in full in cash on the effective date thereof) or require the liquidation of the collateral therefor prior to a default under such DIP Financing, provided, that if Bank is granted adequate protection in connection with such DIP Financing or any use of cash collateral then Subordinated Creditor may seek or request adequate protection in the same form subject, in any case, to the subordination terms of this Agreement including, without limitation, if such adequate protection is in the form of additional or replacement Collateral, then Subordinated Credit Parties’ adequate protection lien on such additional or replacement Collateral will be subordinated to the lien securing the Senior Debt and any DIP Financing provided by Bank on the same basis as the other liens securing the Subordinated Debt are subordinated to the liens securing the Senior Debt in accordance with the terms of this Agreement.

(d) Bank may consent to the use of cash collateral on such terms and conditions and in such amounts as it shall in good faith determine without seeking or obtaining the consent of Subordinated Credit Parties as (if applicable) holder of an interest in the Collateral, and if use of cash collateral by Borrower is consented to by Bank, no Subordinated Credit Party shall oppose such use of cash collateral on the basis that such Subordinated Credit Party’s interest in the Collateral (if any) is impaired by such use or inadequately protected by such use, or on any other ground (except as provided herein).

(e) No Subordinated Credit Party shall object to, or oppose, any sale or other disposition of any assets comprising all or part of the Collateral, free and clear of security interests, liens and claims of any party, including Subordinated Credit Parties, under Section 363 of the United States Bankruptcy Code or otherwise, on the basis that the interest of Subordinated Credit Parties in the Collateral (if any) is impaired by such sale or inadequately protected as a result of such sale, or on any other ground (and, if requested by Bank, each Subordinated Credit Party shall affirmatively and promptly consent to such sale or disposition of such assets), if Bank has consented to, or supports, such sale or disposition of such assets, in each case, so long the terms of any proposed order approving such sale or disposition provide for the respective security interests of the Bank and Subordinated Credit Parties to attach to the proceeds of Collateral or other collateral that is the subject of such sale or disposition, subject to the priorities hereunder and such proposed order does not impair, subject to the priorities set forth in this Agreement, the rights of the Subordinated Credit Parties under Section 363(k) of the United States Bankruptcy Code (so long as the right of any Subordinated Credit Party to credit bid any Subordinated Debt against the purchase price for any Collateral shall be subject to the payment in full in cash of the Senior Debt upon consummation thereof), and

(f) This Agreement shall remain in full force and effect, and Bank’s claims against Borrower and the estate of Borrower shall be paid in full before any payment is made to Subordinated Credit Parties.

(g) Subordinated Credit Parties acknowledge that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any provision of this Section 6 is not performed by applicable Subordinated Credit Parties in accordance with its terms or is otherwise breached, and agrees that Bank shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving inadequacy of monetary damages as a remedy, and Subordinated Credit Parties hereby further agree to waive any requirement for the securing or posting of any bond in connection with such injunctive or equitable relief, this being in addition to and not in limitation of any other remedy to which Bank may be entitled to at law or in equity.

7. Until the Termination Date, in connection with any enforcement action with respect to any Collateral, each Subordinated Credit Party agrees that it will not object to or oppose (i) the sale of the Borrower, or (ii) the sale or other disposition of any property of the Borrower or the estate of Borrower, if Bank has consented to such sale of the Borrower or sale or disposition of any property of the Borrower or the estate of Borrower so long as the net proceeds of such sale or disposition are applied to the Senior Debt and the Subordinated Debt in accordance with the priorities hereunder. If requested by Bank, each Subordinated Credit Party shall affirmatively consent to such sale or disposition and shall take all necessary actions and execute such documents and instruments as Bank may reasonably request in connection with and to facilitate such sale or disposition.

8. Subordinated Credit Parties shall immediately affix a legend to the instruments evidencing the Subordinated Debt stating that the instruments are subject to the terms of this Agreement. The Subordinated Note Documents shall not be amended (i) to accelerate the payment in cash of principal or interest, (ii) to increase the cash interest rate or principal amount (other than the capitalization of any interest, fees, premiums or other amounts), (iii) to add as guarantors any parties that are not Borrower pursuant to the Senior Loan Agreement or any other Senior Loan Document, unless such party is or becomes a guarantor in respect of the Senior Debt, subject to the priorities hereunder, or (iv) to grant a lien on any property that does not constitute Collateral securing the Senior Debt, unless such Collateral is made Collateral to secure the Senior Debt, subject to the priorities hereunder. Subordinated Credit Parties shall notify Bank of any “Event of Default” (as defined in the Subordinated Note Documents) promptly and in any event concurrently with any notice thereof to Borrower or taking any action permitted pursuant to this Agreement with respect to such Event of Default.

9. This Agreement shall remain effective until the Termination Date. If, at any time after payment in full of the Senior Debt, any payments of the Senior Debt must be disgorged by Bank for any reason (including, without limitation, an Insolvency Event), this Agreement and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and each Subordinated Credit Party shall immediately pay over to Bank all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder. At any time and from time to time, without notice to any Subordinated Credit Party, Bank may take such actions with respect to the Senior Debt and the Collateral as Bank, in its sole discretion, may deem appropriate, including, without limitation, terminating advances to Borrower, increasing the principal amount (in an amount not to exceed $90,000,00 minus the principal amount of the then-outstanding principal amount of Senior Debt minus the principal amount of any other Senior Indebtedness (as such term is defined in the Indenture), extending the time of payment, increasing applicable interest rates, renewing, compromising or otherwise amending the terms of any Senior Debt Documents, judicial or nonjudicial foreclosure, exercise of a power of sale, and taking a deed, assignment or transfer in lieu of foreclosure as to any of the Collateral, and enforcing or failing to enforce any rights against Borrower or any other person. No such action or inaction shall impair or otherwise affect Bank’s rights hereunder. Each Subordinated Credit Party agrees not to assert against Bank (a) any rights which a guarantor or surety could exercise; but nothing in this Agreement shall constitute any Subordinated Credit Party a guarantor or surety; (b) the right, if any, to require Bank to marshal or otherwise require Bank to proceed to dispose of or foreclose upon any of the Collateral in any manner or order; and (c) any right of subrogation, contribution, reimbursement, or indemnity which it may have against Borrower arising directly or indirectly out of this Agreement.

10. This Agreement shall bind any successors or assignees of Subordinated Credit Parties and shall benefit any successors or assigns of Bank. This Agreement is solely for the benefit of Subordinated Credit Parties and Bank and not for the benefit of Borrower or any other party. Each Subordinated Credit Party further agrees that if Borrower is in the process of refinancing a portion of the Senior Debt with a new lender, and if Bank makes a request of Subordinated Credit Parties, each Subordinated Credit Party shall agree to enter into a new subordination agreement with the new lender on substantially the terms and conditions of this Agreement.

11. Except as otherwise provided herein, all notices and service of process required, contemplated, or permitted hereunder or with respect to the subject matter hereof shall be in writing, and shall be deemed to have been validly served, given or delivered upon the earlier of: (a) the first business day after transmission by facsimile or hand delivery or deposit with an overnight express service or overnight mail delivery service; or (b) the third calendar day after deposit in the United States mails, with proper first class postage prepaid, and shall be addressed to the party to be notified as set forth below such party’s signature to this Agreement, provided that each party may provide updated notice address details by notice duly given to the other parties hereto.

12. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

13. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflicts of law principles. Each Subordinated Credit Party and Bank submit to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan in the State of New York. EACH SUBORDINATED CREDIT PARTY AND BANK WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN.

14. This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments. No Subordinated Credit Party is relying on any representations by Bank or Borrower in entering into this Agreement, and each Subordinated Credit Party has kept and will continue to keep itself fully apprised of the financial and other condition of Borrower. This Agreement may be amended only by written instrument signed by a majority in interest of the Subordinated Credit Parties and Bank.

15. In the event of any legal action to enforce the rights of a party under this Agreement, the party prevailing in such action shall be entitled, in addition to such other relief as may be granted, all reasonable costs and expenses, including reasonable attorneys’ fees, incurred in such action.

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[SIGNATURE PAGE TO SUBORDINATION AGREEMENT]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

COLLATERAL AGENT:

U.S. BANK NATIONAL ASSOCIATION, solely in its capacity as Collateral Aaent

By:	/s/ James W. Hall
Name:	James W. Hall
Title:	Vice President

Address for Notices:

100 Wall Street, Suite 600
New York, NY 10005
Attention: James Hall

[SIGNATURE PAGE TO SUBORDINATION AGREEMENT]

BANK:

WESTERN ALLIANCE BANK an Arizona corporation

By:	/s/ Greg Dietrick
Name:	Greg Dietrick
Title:	Senior Director

Address for Notices:

Attn: Note Department 55 Almaden Blvd
San Jose, CA95113
Tel: (408) 423-8500
Fax:(408) 423-8520

[SIGNATURE PAGE TO SUBORDINATION AGREEMENT]

The undersigned approves of the terms of this Agreement.

BORROWER:

BARKBOX, INC.

By:	/s/ John Toth
Name:	John Toth
Title:	Chief Financial Officer

BARKRETAIL, LLC

By: BARKBOX, INC., its sole member

By:	/s/ John Toth
Name:	John Toth
Title:	Chief Financial Officer

BARKPARK, LLC

By: BARKBOX, INC., its sole member

By:	/s/ John Toth
Name:	John Toth
Title:	Chief Financial Officer

Address for Notices:

c/o BARKBOX, INC.
221 Canal Street, 4th Floor
New York, NY 10013
Attn: John Toth, Chief Financial Officer
EMAIL: john@barkbox.com